   As Filed with the Securities and Exchange Commission on February 15, 2002.
                                                      Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933
                              --------------------

                              RITE AID CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

              Delaware                                5912                           23-1614034
  (State or Other Jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
   Incorporation or Organization)          Classification Code Number)         Identification Number)

                              --------------------
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011
                                 (717) 761-2633
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                              --------------------
                             Elliot S. Gerson, Esq.
              Senior Executive Vice President and General Counsel
                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011
                                 (717) 761-2633
                           (717) 760-7867 (facsimile)
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                              --------------------
                                    Copy to:
                             Stacy J. Kanter, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000
                           (212) 735-2000 (facsimile)
                              --------------------
 Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or reinvestment plans, please check the following box. |X|
 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                              --------------------
                         CALCULATION OF REGISTRATION FEE



          Title of Each Class of                                   Proposed Maximum     Proposed Maximum        Amount of
       Securities to be Registered              Amount To Be        Offering Price         Aggregate          Registration
                                                 Registered           Per Share        Offering Price(1)         Fee(2)
---------------------------------------------------------------------------------------------------------------------------
4.75% Convertible Notes due 2006                $250,000,000             100%             $250,000,000           $23,000
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share         38,461,539(3)             (4)                  (4)                 (4)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Equals the aggregate principal amount at maturity that were originally issued by the Registrant in November 2001.
(2) Pursuant to Rule 457(p), the registration fee of $23,000 due with respect to this registration is being paid by applying a portion of the $832,000.00 filing fee paid in connection with our Form S-3 (File No. 333-70777) filed on January 19, 1999 and subsequently withdrawn.
(3) The number of shares of common stock registered hereunder is based upon the number of shares that are issuable upon conversion of the notes at the initial conversion rate of 153.846 shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4) No additional consideration will be received in connection with the exercise of the conversion privilege. Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable on conversion of the notes.
                              --------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

                 Subject to completion, dated February 15, 2002

PROSPECTUS


                                  $250,000,000

                              RITE AID CORPORATION

                      4.75% Convertible Notes due 2006 and
                        38,461,539 Shares of Common Stock
                      Issuable upon Conversion of the Notes

   This prospectus relates to the offer and sale from time to time by the selling security holders named herein, including their respective transferors, donees, pledgees or successors, of up to $250,000,000 principal amount of our 4.75% Convertible Notes due 2006 and the shares of our common stock issuable on conversion of the notes.

   The prices at which the selling security holders may sell the notes and the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of any of the notes or the shares. We have agreed to bear the expenses of registering the notes and shares covered by this prospectus under federal and state securities laws.

   The notes and shares are being registered to permit the selling security holders to sell the notes and the shares from time to time in the public market. The selling security holders may sell the notes and shares through ordinary brokerage transactions or through any other means described in the section titled "Plan of Distribution." We do not know when or in what amount the selling security holders may offer notes and shares for sale. The selling security holders may sell any, all or none of the notes and shares offered by this prospectus.

   Interest on the notes is payable on June 1 and December 1 of each year, beginning on June 1, 2002. The notes are convertible by holders into shares of our common stock at a conversion price of $6.50 per share (subject to adjustment in certain events) at any time following issuance of the notes, unless we previously have redeemed or repurchased the notes or unless the notes previously have matured. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "RAD." The last reported price of our common stock on the NYSE on February 13, 2002 was $2.82 per share.

   The notes will mature on December 1, 2006. We may redeem some or all of the notes at any time on or after December 5, 2004, at the redemption prices specified under the caption "Description of Notes--Optional Redemption" plus accrued interest and liquidated damages, if any, to the redemption date if the market price of our common stock equals or exceeds 125% of the conversion price for a specified period.

   The notes are unsubordinated, unsecured obligations of Rite Aid Corporation and rank equally in right of payment to all of our other unsubordinated, unsecured indebtedness. Our subsidiaries own substantially all of our operating assets, and the notes are effectively subordinated to all indebtedness of our subsidiaries. Under certain circumstances, holders of the notes have the right to require us to repurchase the notes at the prices described in this prospectus.

   See "Risk Factors" beginning on page 10 for a discussion of risks you should consider before investing in our securities.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                    The date of this prospectus is   , 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS ....................     1
WHERE YOU CAN FIND MORE INFORMATION .....................................     2
INCORPORATION BY REFERENCE ..............................................     2
PROSPECTUS SUMMARY ......................................................     3
THE OFFERING ............................................................     7
RISK FACTORS ............................................................    10
USE OF PROCEEDS .........................................................    18
RATIO OF EARNINGS TO FIXED CHARGES ......................................    18
SELLING SECURITY HOLDERS ................................................    19
DESCRIPTION OF NOTES ....................................................    22
DESCRIPTION OF CAPITAL STOCK ............................................    35
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS .................    39
PLAN OF DISTRIBUTION ....................................................    43
LEGAL MATTERS ...........................................................    45
EXPERTS .................................................................    45

              CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

   This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

   Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

   o our high level of indebtedness;

   o our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our credit facilities and other debt agreements;

   o our ability to improve the operating performance of our existing stores, and, in particular, our new and relocated stores in accordance with our management's long-term strategy;

   o the outcomes of pending lawsuits and governmental investigations, both civil and criminal, involving our financial reporting and other matters;

   o competitive pricing pressures and continued consolidation of the drugstore industry;

   o third-party prescription reimbursement levels and regulatory changes governing pharmacy practices;

   o general economic conditions, inflation and interest rate movements;

   o merchandise supply constraints or disruptions;

   o access to capital; and

   o our ability to further develop, implement and maintain reliable and adequate internal accounting systems and controls.

   We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus in the section titled "Risk Factors."

                       WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our security holders annual reports, which include financial statements audited by our independent certified public accountants and other reports which the law requires us to send to our security holders. The public may read and copy any reports, proxy statements or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 505 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

   Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "RAD." You can inspect and copy reports, proxy statements and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005 and at the Pacific Exchange's offices at 301 Pine Street, San Francisco, California 94104.

   This is a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") covering our convertible notes due 2006 and the shares of our common stock issuable on conversion of the notes offered by this prospectus. This prospectus does not contain all of the information in the registration statement. You will find more information about us and our common stock in the registration statement. In addition, certain information in the registration statement has been omitted from the prospectus in accordance with the rules of the SEC. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.

                           INCORPORATION BY REFERENCE

   The SEC allows us to incorporate by reference the information in documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the Selling Security holders sell all of the shares offered by this prospectus:

   o Our Annual Report on Form 10-K, for the fiscal year ended March 3, 2001, filed on May 21, 2001;

   o Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 2, 2001, filed on July 16, 2001;

   o Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 1, 2001, filed on October 12, 2001;

   o Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 1, 2001, filed on January 15, 2002;

   o Our Definitive Proxy Statement, filed on May 31, 2001; and

   o The description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act.

   You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address:

                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011
                           Attention: General Counsel
                              Phone: (717) 761-2633

                               PROSPECTUS SUMMARY


   The following information summarizes the detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. We encourage you to read this entire prospectus carefully. Unless otherwise indicated or the context otherwise requires, dates in this prospectus that refer to a particular fiscal year (e.g., fiscal 2001) refer to the fiscal year ended on the Saturday closest to February 28 of that year. The fiscal year ended March 3, 2001 included 53 weeks. The fiscal years ended February 26, 2000, February 27, 1999 and February 28, 1998 included 52 weeks.


                              Rite Aid Corporation

Our Business

   We are the third largest retail drugstore chain in the United States. As of December 1, 2001, we operated 3,583 drugstores in 29 states across the country and in the District of Columbia. During fiscal 2001, we generated $14.5 billion in revenues. During the first three quarters of fiscal 2002, we generated $11.1 billion in revenues. Since the beginning of fiscal 1997, we have purchased 1,554 stores, relocated 956 stores, opened 473 new stores and remodeled 462 stores. As a result, we believe we have one of the most modern store bases in the industry.

   In our stores, we sell prescription drugs and a wide assortment of other merchandise, which we call "front-end" products. In fiscal 2001, our pharmacists filled more than 204 million prescriptions, which accounted for 59.5% of our total sales. In the first three quarters of fiscal 2002, pharmacy sales accounted for 61.7% of our total sales. We believe that our pharmacy operations will continue to represent a significant part of our business due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer approximately 24,600 front-end products, including over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, photo processing, seasonal merchandise and numerous other everyday and convenience products, which accounted for the remaining 38.3% of our total sales in the first three quarters of fiscal 2002. We distinguish our stores from other national chain drugstores, in part, through our private label brands and our strategic alliance with General Nutrition Companies, Inc. ("GNC"), a leading retailer of vitamin and mineral supplements. We offer over 1,500 products under the Rite Aid private label brand, which contributed approximately 10% of our front-end sales in fiscal 2001.

Background

   Under prior management, we were engaged in an aggressive expansion program from 1997 until 1999. During that period, we purchased 1,554 stores, relocated 866 stores, opened 445 new stores, remodeled 308 stores and acquired PCS Health Systems, Inc. These activities had a significant negative impact on our operating results and financial condition, severely strained our liquidity and increased our indebtedness to $6.6 billion as of February 26, 2000, which contributed to our inability to access the financial markets. A resulting decrease in revenue due to inventory shortages, reduction in advertising and uncompetitive prices on front-end products led to a decline in customer traffic, which had a negative impact on our store operations. In October 1999, we announced that we had identified accounting irregularities and our former chairman and chief executive officer resigned. In November 1999, our former auditors resigned and withdrew their previously issued opinions on our financial statements for fiscal 1998 and fiscal 1999. We needed to restate our financial statements and develop accounting systems and controls that would allow us to manage our business and accurately report the results of our operations.

   In December 1999, a new management team was hired, and since that time we have been addressing our business, operational and financial challenges. In response to our situation, new management has:

   o Reduced our indebtedness from $6.6 billion as of February 26, 2000 to $4.0 billion as of December 1, 2001;

   o Restated our financial statements for fiscal 1998 and fiscal 1999, as well as engaged Deloitte & Touche LLP as our new auditors to audit our fiscal years beginning with fiscal 1998;

   o Continued developing and implementing a comprehensive plan, which is ongoing, to address problems with our accounting systems and controls, and also resumed normal financial reporting;

   o Significantly reduced the amount of our indebtedness maturing prior to March 2005; and

   o Addressed out-of-stock inventory levels and strengthened our vendor relationships.

Our Strengths

   We believe that we are well-positioned to build on the significant investment in our modern store base by capitalizing on our competitive strengths, including the following:

 Strong Brand Name with Leading Shares in Key Markets

   o We are the nation's third largest drugstore chain with 3,583 stores.

   o Our stores are primarily located in convenient locations within fast growing metropolitan markets.

   o We believe that our brand name has helped us establish a large group of loyal customers.

 New Management Team Leading Operational Turnaround

   o We improved front-end same store sales growth from a negative 2.2% in fiscal 2000 to a positive 6.5% in fiscal 2001 by improving store conditions, product pricing and launching a competitive marketing program.

   o We had same store sales growth of 8.3% in the first three quarters of fiscal 2002.

   o We curtailed our expansion plans and reduced our capital expenditures by approximately $441.0 million from fiscal 2000 to fiscal 2001.

 Modern Store Base

   o Since the beginning of fiscal 1997, we opened 473 new stores, relocated 956 stores, remodeled 462 stores and closed 1,211 stores, providing us with what we believe to be one of the most modern store bases in the industry.

   o Most of our new stores are based on our prototype 12,500 square foot freestanding building and typically include a drive-thru pharmacy and a one-hour photo shop. Many of our stores include a GNC store-within-Rite Aid-store.

   o To support these new stores, we have improved our distribution network by opening two high capacity distribution centers.

 Compelling Industry Fundamentals and Demographic Trends

   o According to IMS Health Incorporated, an independent industry source, the retail prescription drug industry is expected to be one of the fastest growing retail segments in the U.S. over the next ten years.

   o Increasing life expectancy and the "baby boom" generation entering their fifties are expected to drive pharmacy sales which are estimated to increase 75% over the next five years.

   o Several factors will contribute to this continued growth in the pharmacy sector, including a record number of drugs in the FDA approval pipeline.

Our Business Strategy

   Our primary long-term operating strategy is to continue to focus on improving the productivity of our existing store base. We believe that improving the sales of our existing stores is important to achieving profitability and positive cash flow. To achieve this objective, we are implementing the following strategies:

 Capitalize on Investments in Stores and Distribution Facilities

   o Attract new customers to our modern stores through various marketing strategies including weekly circulars, seasonal merchandising programs and direct marketing efforts;

   o Implement programs that are specifically directed towards our pharmacy business, including reducing cash prices and enhancing our proprietary inventory replenishment system; and

   o Leverage our modern distribution facilities by utilizing new category management tools and implementing item level productivity analysis.

 Improve Product Offerings in our Stores

   o Continue to add popular and profitable product departments, such as our GNC stores-within-Rite Aid-stores and one-hour photo services;

   o Improve inventory and product categories to offer more personalized products and services to our customers, including better management of seasonal items;

   o Increase both private label front-end products and generic prescription drugs to improve margins; and

   o Strengthen our relationships with our suppliers in order to offer customers a wider selection of products.

 Enhance Customer and Employee Relationships

   o Enhance positive perceptions among customers through vendor promotions, weekly sales items and our customer reward program, "Rite Rewards;"

   o Improve customer loyalty by establishing a strong community presence, increasing promotional themes and exclusive offers, and focusing on the attraction and retention of managed care customers; and

   o Develop employee programs that create compensatory and other incentives for employees to provide customers with better service, to promote our private label brands and to improve our corporate culture.

Recent Transactions

   On June 27, 2001, we completed a comprehensive refinancing (the "Refinancing") that included a new $1.9 billion senior secured credit facility underwritten by Citicorp North America, Inc., The Chase Manhattan Bank, Credit Suisse First Boston and Fleet Retail Finance, Inc. As a result of the Refinancing, we have significantly reduced our debt and the amount of our debt maturing prior to March 2005.

   Simultaneously with or prior to the closing of the new credit facility, we completed the following transactions, which also formed part of the Refinancing:

   o $552.0 million in private placements of our common stock.

   o An exchange with a financial institution of $152.0 million of our 10.5% senior secured notes due 2002 for $152.0 million of new 12.5% senior secured notes due 2006. The 12.5% senior secured notes due 2006 are secured by a second lien on the collateral securing the new credit facility.

   o Private exchanges of common stock for $303.5 million of our bank debt and 10.5% senior secured notes due 2002.

   o A synthetic lease transaction with respect to two of our distribution centers in the amount of approximately $106.9 million.

   o $150 million in a private placement of new 11.25% senior notes due 2008.

   o The reclassification of $850.8 million of capital leases as operating leases.

   o An operating lease that we entered into with respect to our aircraft for approximately $25.6 million.

   o A tender offer whereby we accepted for payment $174.5 million of our 10.5% senior secured notes due 2002 at 103.25% of their principal amount.

   With the proceeds of the Refinancing, we repaid our previous senior secured credit facility, our PCS and RCF credit facilities, and our secured exchange debt. As a result of the Refinancing, as of December 1, 2001, our remaining debt due before March 2005 consists of $7.3 million of our 6.7% notes due 2001, $152.0 million of our 5.25% convertible subordinated notes due 2002, $21.9 million of our 10.5% senior secured notes due 2002, $85.0 million of our 6% dealer remarketable securities due 2003 and amortization of the new credit facility.

   In connection with the settlement of a class action suit brought against us, we were to issue 20 million shares of our common stock if the value of our common stock, calculated over a 10-day trading period in January 2002, was at least $7.75 per share. The value of our common stock was less than $7.75 per share during the valuation period, and as a result, we have the option to deliver any combination of common stock, cash and short-term notes, with a total value of $149.5 million. We are currently in discussions with the lead counsel for the plaintiffs with respect to our alternatives to satisfy the $149.5 million settlement. Any settlement will be structured to comply with the terms of our credit facility and the agreements governing our other outstanding indebtedness.

   In November 2001, we agreed with an affiliate of Lehman Brothers Inc. to issue approximately 3 million shares of our common stock in exchange for $21.3 million aggregate liquidation preference of 7% preferred stock of our subsidiary, Rite Aid Lease Management Corporation. The transaction has not been consummated as of the date of this prospectus.

   In December 2001, we entered into an agreement with another operator of retail drugstores whereby we will exchange some of our prescription files, fixed assets and inventory for some prescription files, fixed assets and inventory owned by the other retailer. The transaction has not been consummated as of the date of this prospectus.

                                  THE OFFERING


Securities Covered by this...... $250,000,000 principal amount of 4.75%
Prospectus                       Convertible Notes due December 1, 2006, with
                                 interest payable on June 1 and December 1, commencing on June 1, 2002 and the shares of common stock issuable upon conversion of such notes.

Issuer.......................... Rite Aid Corporation, a Delaware corporation.

Ranking......................... The notes are:

                                 o unsubordinated, unsecured obligations; and

                                 o equal in ranking with all of our existing
                                   and future unsubordinated, unsecured debt.

                                 Our subsidiaries conduct substantially all our operations and have significant liabilities, including trade payables. The notes are structurally subordinated to our substantial subsidiary liabilities, which include guarantees of our secured debt. In addition, the notes are effectively subordinated to any secured debt of Rite Aid Corporation issued in the future.

                                 As of December 1, 2001:

                                 o our and our subsidiaries' total outstanding
                                   debt was approximately $4.0 billion;

                                 o none of our debt, other than an aggregate of
                                   $152.0 million of our existing 5.25%
                                   convertible subordinated notes dues 2002, would have been subordinated to the notes; and

                                 o the total of our outstanding debt (excluding
                                   lease financing obligations) that would be effectively senior to the notes would have been approximately $1.6 billion, but we would have a right to increase this debt significantly.

                                 The indenture under which the notes have been issued contains no limitation on the incurrence of indebtedness and other liabilities by us and our subsidiaries. See "Description of Notes--Ranking" and "Risk Factors--Since the notes are effectively subordinated to all of our secured debt and the liabilities of our subsidiaries, we may not have sufficient assets to pay amounts owed on the notes if a default occurs."

Conversion Rights............... The notes are convertible at a rate of 153.846 shares of our common stock, par value $1.00 per share, per $1,000 principal amount of notes (equivalent to a conversion price of $6.50 per share), subject to adjustment in certain events.

                                 The notes are convertible into shares of common stock at any time, unless we previously have redeemed or repurchased the notes or unless the notes previously have matured. Holders of notes called for redemption or repurchase are entitled to convert their notes to and including, but not after, the close of business on the date fixed for redemption or repurchase, as the case may be.

Form and Denomination........... The notes covered by this prospectus have been issued only in registered form. The notes have been issued in minimum denominations of $1,000. The notes initially sold by the initial purchasers are represented by a single permanent global note in fully registered form, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC"). The notes sold under this prospectus will be represented by a new unrestricted global security. Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, notes in certificated form will not be issued in exchange for the global notes or interests therein. See "Description of Notes-- Book-Entry; Delivery and Form; Global Note."

Optional Redemption............. We may redeem some or all of the notes at any time after December 5, 2004 at the redemption prices specified under the caption "Description of Notes--Optional Redemption" plus accrued interest and liquidated damages, if any, to the redemption date if the market price of our common stock equals or exceeds 125% of the conversion price for a specified period. See "Description of Notes--Optional Redemption."

Repurchase at Option of Holders
 Upon a Change in Control....... In the event of a Change in Control (as defined under "Description of Notes--Repurchase at Option of Holders Upon a Change in Control") each holder of notes may require us to repurchase its notes in whole or in part, at a repurchase price of 100% of the principal amount thereof, plus accrued interest and liquidated damages, if any, to the repurchase date. See "Description of Notes--Repurchase at Option of Holders Upon a Change in Control" and "Risk Factors--We may be unable to purchase the notes upon a change of control."

Events of Default............... Events of default include: (a) failure to pay any interest (including liquidated damages, as described under "Description of Notes-- Registration Rights") on any note or coupon when due, continuing for 30 days; (b) failure to pay the principal or Redemption Price or Repurchase Price of any note when due; (c) default in our obligation to provide notice of a Change in Control; (d) failure to perform any other covenant or warranty we make in the Indenture, continuing for 60 days after written notice to us as provided in the Indenture;
                                 (e) default under any bond, debenture, note or other evidence of our Indebtedness or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any of our Indebtedness (including the notes), which default shall constitute a failure to pay an aggregate principal amount exceeding $35,000,000 of such Indebtedness when due and payable (after the expiration of any applicable grace period) and shall have resulted in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, and within a period of 10 days written notice (a Notice of Default) is given as provided in the Indenture, unless remedied, cured or waived as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization.

Listing......................... The notes are not listed on an exchange and we do not intend to apply to have the notes listed on any exchange. Our common stock is quoted on the New York Stock Exchange and the Pacific Exchange under the symbol "RAD."

Use of Proceeds................. We will not receive any of the proceeds of sales of any of the securities covered by this prospectus by the selling security holders.

Risk Factors.................... Prospective purchasers of the securities offered by this prospectus should carefully consider the information set forth under the heading "Risk Factors," together with all information in this prospectus, including the information we are incorporating by reference, before making an investment decision in the securities offered by this prospectus.

   Our headquarters are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 761-2633. The address of our Website is "www.riteaid.com." The information on our Website is not a part of this prospectus. We were incorporated in 1968 and are a Delaware corporation.

                                  RISK FACTORS


   An investment in the notes or common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying notes or common stock. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risks factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

                    Risks Related to Our Financial Condition

We are highly leveraged. Our substantial indebtedness will severely limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

   We had, as of December 1, 2001, $4.0 billion of outstanding indebtedness (including current maturities and the notes covered by this prospectus) and stockholders' equity of $304.7 million. We also had additional borrowing capacity under our new revolving credit facility of $417.6 million at that time, net of outstanding letters of credit of $82.4 million. Our debt obligations adversely affect our operations in a number of ways and our cash flow from operations is insufficient to service our debt, which may require us to borrow additional funds for that purpose, restructure or otherwise refinance that debt. Our earnings were insufficient to cover our fixed charges for fiscal 2001 by $1.2 billion and for the first three quarters of fiscal 2002 by $488.7 million. It was necessary for us to supplement our cash from operations with borrowings under our credit facilities for such periods.

   Our high level of indebtedness will continue to restrict our operations. Among other things, our indebtedness will:

   o limit our ability to obtain additional financing;

   o limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

   o place us at a competitive disadvantage relative to our competitors with less indebtedness;

   o render us more vulnerable to general adverse economic and industry conditions; and

   o require us to dedicate substantially all our cash flow to service our debt.

   In fiscal 2000, we experienced operational and financial difficulties, resulting in disputes with suppliers and vendors. These disputes were based primarily on our level of indebtedness and led to more restrictive vendor contract terms. Although we believe that our prior disputes with suppliers and vendors have been largely resolved, any future material deterioration in our operational or our financial situation could again impact vendors' and suppliers' willingness to do business with us. Our ability to make payments on our debt depends upon our ability to substantially improve our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If our cash flow from our operating activities is insufficient, we may take certain actions, including delaying or reducing capital or other expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to earn enough to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

   In 2005, a substantial amount of our indebtedness will mature, including the debt outstanding under our senior secured credit facility.

Some of our debt, including borrowings under our new credit facility, is based upon variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   Approximately $378.5 million of our outstanding indebtedness as of December 1, 2001 bears an interest rate that varies depending upon LIBOR and is not covered by interest rate swap contracts. If we borrow additional amounts under our senior secured facility, the interest rate on those borrowings will vary depending upon LIBOR. If LIBOR rises, the interest rates on this outstanding debt will also increase. Therefore an increase in LIBOR would increase our interest payment obligations under these outstanding loans and have a negative effect on our cash flow and financial condition.

The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

   The covenants in the instruments that govern our outstanding indebtedness restrict our ability to:

   o incur liens and debt;

   o pay dividends;

   o make redemptions and repurchases of capital stock;

   o make loans, investments and capital expenditures;

   o prepay, redeem or repurchase debt;

   o engage in mergers, consolidations, assets dispositions, sale-leaseback transactions and affiliate transactions;

   o change our business;

   o amend certain debt and other material agreements;

   o issue and sell capital stock of subsidiaries;

   o restrict distributions from subsidiaries; and

   o grant negative pledges to other creditors.

   Moreover, if we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

   If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. In fiscal 2000, we were required to obtain waivers of compliance with, and modifications to, certain of the covenants contained in our senior credit and loan agreements and public indentures. In connection with obtaining certain of such waivers and modifications, we paid significant fees and transaction costs.

                         Risks Related to Our Operations

Major lawsuits have been brought against us and certain of our subsidiaries, and there are currently pending both civil and criminal investigations by the U.S. Securities and Exchange Commission, the United States Attorney and an investigation by the United States Department of Labor. In addition to any fines or damages that we might have to pay, any criminal conviction against us may result in the loss of licenses and contracts that are material to the conduct of our business, which would have a negative effect on our results of operations, financial condition and cash flows.

   There are several major ongoing lawsuits and investigations in which we are involved. These include, in addition to the investigations described below, several class action lawsuits. While some of these lawsuits have been settled, pending court approval or appeal, we are unable to predict the outcome of any of these matters at this time. If any of these cases result in a substantial monetary judgment against us or are settled on unfavorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

   There are currently pending both civil and criminal governmental investigations by the SEC and the United States Attorney concerning our financial reporting and other matters. In addition, an investigation has also been commenced by the U.S. Department of Labor concerning our employee benefit plans, including our principal 401(k) plan, which permitted employees to purchase our common stock. Purchases of our common stock under the plan were suspended in October 1999. In January 2001, we appointed an independent trustee to represent the interests of these plans in relation to the company and to investigate possible claims the plans may have against us. Both the independent trustee and the U.S. Department of Labor have asserted that the plans may have claims against us. These investigations are ongoing and we cannot predict their outcomes. If we were convicted of any crime, certain licenses and government contracts, such as Medicaid plan reimbursement agreements, that are material to our operations may be revoked, which would have a material adverse effect on our results of operations and financial condition. In addition, substantial penalties, damages, or other monetary remedies assessed against us could also have a material adverse effect on our results of operations, financial condition and cash flows.

   Given the size and nature of our business, we are subject from time to time to various lawsuits which, depending on their outcome, may have a negative impact on our results of operations, financial condition and cash flows.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in this relationship would have a negative effect on our results of operations, financial condition and cash flow.

   We obtain approximately 93% of our pharmaceutical products from a single supplier, McKesson HBOC, Inc., pursuant to a long-term contract. Pharmacy sales represented approximately 59.5% of our total sales during fiscal 2001, and, therefore, our relationship with McKesson HBOC is important to us. Any significant disruptions in our relationship with McKesson HBOC would make it difficult for us to continue to operate our business, and would have a material adverse effect on our results of operations, financial condition and cash flows.

Our auditors have identified numerous "reportable conditions," which relate to our internal accounting systems and controls, which systems and controls may be insufficient. Improvements to our internal accounting systems and controls could require substantial resources.

   An audit of our financial statements for fiscal 1998 and fiscal 1999, following a previous restatement, concluded in July 2000 and resulted in an additional restatement of fiscal 1998 and fiscal 1999. Following its review of our books and records, our management concluded that further steps were needed to establish and maintain the adequacy of our internal accounting systems and controls. In connection with the above audits of our financial statements, Deloitte & Touche LLP advised us that it believed there were numerous "reportable conditions" under the standards established by the American Institute of Certified Public Accountants which relate to our accounting systems and controls that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In order to address the reportable conditions identified by Deloitte & Touche LLP, we are developing and implementing comprehensive, adequate and reliable accounting systems and controls. If, however, we determine that our internal accounting systems and controls require additional improvements beyond those identified, or if the changes we are implementing are inadequate, we may need to commit additional substantial resources, including time from our management team, to implement new systems and controls, which could affect the timeliness of our financial or management reporting.

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if they are negatively affected by general economic conditions.

   Our operations during fiscal 2000 were adversely affected by a number of factors, including our financial difficulties, inventory shortages, allegations of violations of the law, including drug pricing issues, disputes with suppliers and uncertainties regarding our ability to produce audited financial statements. To improve operations, new management developed and in fiscal 2001 began implementing and continues to implement a business strategy to improve our stores and enhance our relationships with our customers by improving the pricing of products, providing more consistent advertising through weekly circulars, eliminating inventory shortages and outdated inventory, resolving issues and disputes with our vendors, developing programs intended to provide better customer service, purchasing prescription files and by other means. If we are not successful in implementing our business strategy, or if our business strategy is not effective, we may not be able to continue to improve our operations. In addition, any adverse change in general economic conditions may adversely affect consumer buying practices and reduce our sales of front-end products, which are our higher margin products, and cause a proportionately greater decrease in our profitability. Failure to continue to improve operations or a decline in general economic conditions would adversely affect our results of operations, financial condition and cash flows and our ability to make principal or interest payments on our debt.

We cannot assure you that management will be able to successfully manage our business or successfully implement our strategic plan. This could have a material adverse effect on our business and the results of our operations, financial condition and cash flows.

   In December 1999, we hired a new management team to address our business, operational, financial and accounting challenges. Our management team has considerable experience in the retail industry. Nonetheless, we cannot assure you that our management will be able successfully to manage our business or successfully implement our strategic business plan. This could have a material adverse effect on our results of operations, financial condition and cash flows.

We are dependent on our management team, and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

   The success of our business is materially dependent upon the continued services of our chairman and chief executive officer, Robert G. Miller, and the other members of our management team. The loss of Mr. Miller or other key personnel could have a material adverse effect on the results of our operations, financial condition and cash flows. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

   On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused major instability in the U.S. and other financial markets and reduced consumer confidence. The recent terrorist attacks, the military response and future developments may adversely affect prevailing economic conditions, resulting in reduced consumer spending and reduced sales in our stores. These developments will subject us to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

                          Risks Related to Our Industry

The markets in which we operate are very competitive and further increases in competition could adversely affect us.

   We face intense competition with local, regional and national companies, including other drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, discount stores and mail order pharmacies. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. Because many of our stores are new, their ability to achieve profitability depends on their ability to achieve a critical mass of customers. While customer growth is often achieved through purchases of prescription files from existing pharmacies, our ability to achieve this critical mass through purchases of prescription files could be confined by liquidity constraints. Although in the recent past, our competitiveness has been adversely affected by problems with inventory shortages, uncompetitive pricing and customer service, we have taken steps to address these issues. We believe that the continued consolidation of the drugstore industry will further increase competitive pressures in the industry. As competition increases, a significant increase in general pricing pressures could occur which would require us to increase our sales volume and to sell higher margin products and services in order to remain competitive. We cannot assure you that we will be able to continue effectively to compete in our markets or increase our sales volume in response to further increased competition.

Changes in third-party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

   Sales of prescription drugs, as a percentage of sales, and the percentage of prescription sales reimbursed by third parties, have been increasing and we expect them to continue to increase. In fiscal 2001, sales of prescription drugs represented 59.5% of our sales and we were reimbursed by third-party payors for approximately 90.3% of all of the prescription drugs that we sold. In the first three quarters of fiscal 2002, sales of prescription drugs represented 61.7% of our sales and we were reimbursed by third-party payors for approximately 92.0% of all the prescription drugs that we sold. During fiscal 2001, the top five third-party payors accounted for approximately 26.4% of our total sales. Any significant loss of third-party provider business could have a material adverse effect on our business and results of operations. Also, these third-party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Furthermore, if Medicare is reformed to include prescription benefits, we may be reimbursed for some prescription drugs at prices lower than our current retail prices. If third-party payors reduce their reimbursement levels or if Medicare covers prescription drugs at reimbursement levels lower than our current retail prices, our margins on these sales would be reduced, and the profitability of our business and our results of operations, financial condition and cash flows could be adversely affected.

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could adversely affect our business, the results of our operations or our financial condition.

   Our pharmacy business is subject to federal, state and local regulation. These include local registrations of pharmacies in the states where our pharmacies are located, applicable Medicare and Medicaid regulations, and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties and could adversely affect the continued operation of our business. Furthermore, our pharmacies could be affected by federal and state reform programs, such as healthcare reform initiatives which could, in turn, negatively affect our business. The passing of these initiatives or any new federal or state programs could adversely affect our results of operations, financial condition and cash flows.

Certain risks are inherent in the provision of pharmacy services; our insurance may not be adequate to cover any claims against us.

   Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions and adequacy of warnings. Although we maintain professional liability and errors and omissions liability insurance from time to time, claims often result in the payment of significant amounts, some portions of which are not funded by insurance. We cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, there is an increase in liability for which we self insure, or we suffer harm to our reputation as a result of an error or omission.

We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists.

   There is a nationwide shortage of qualified pharmacists. In response, we have implemented improved benefits and training programs in order to attract, hire and retain qualified pharmacists. However, we may not be able to attract, hire and retain enough qualified pharmacists. This could adversely affect our operations.

                           Risks Related to the Notes

Since the notes are effectively subordinated to all of our secured debt and the liabilities of our subsidiaries, we may not have sufficient assets to pay amounts owed on the notes if a default occurs.

   The notes are generally unsecured senior obligations that rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt. The notes are effectively subordinated to all of our secured debt to the extent of the value of the assets securing that debt. Also, the notes are structurally subordinated to all existing and future obligations of our subsidiaries.

   We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on our outstanding debt. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on the notes or to make funds available to us for such payment. As of December 1, 2001, we had approximately $1.6 billion of indebtedness (excluding lease financing obligations) to which the notes would have been structurally subordinated in right of payment. In addition, the notes are structurally subordinated to a substantial amount of other liabilities, including trade payables, that do not constitute indebtedness.

   Because the obligations under our new credit facility, our 10.5% senior notes due 2002 and the 12.5% secured notes due 2006 are guaranteed on a secured basis by substantially all of our subsidiaries, failure to comply with those obligations or our inability to pay that indebtedness when due would entitle those creditors immediately to foreclose on certain of our assets in the case of our new credit facility, and substantially all of the assets of our subsidiaries, which serve as collateral. In this event, those secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, and, lastly to the holders of our and our subsidiaries' capital stock, including holders of the common stock of Rite Aid Corporation.

   Holders of the notes will only be creditors of Rite Aid Corporation and not of our subsidiaries. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary's creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries.

We may be unable to purchase the notes upon a change of control.

   Upon a change of control event, we would be required to offer to purchase the notes for cash at a price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest, if any. The terms of the notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included within the definition of a change of control.

   Our senior credit facility provides that the occurrence of certain events that would constitute a change in control for the purposes of the notes constitutes a default under such facility. Much of our other debt also requires us to repurchase such debt upon an event that would constitute a change in control for the purposes of the notes. Other future debt may contain prohibitions of events that would constitute a change in control or that would require such debt to be repurchased upon a change in control. Moreover, the exercise by holders of notes of their right to require us to repurchase their notes could cause a default under our existing or future debt, even if the change in control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase notes in connection with a change in control would result in a default under the indenture governing the notes. Such a default would, in turn, constitute a default under much of our existing debt, and may constitute a default under future debt as well.

You may find it difficult to resell your notes.

   Since their issuance, there has not been a significant market for the notes. Although the initial purchasers advised us at the time we issued the notes that they intended to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected. We do not intend to apply for listing of the notes on any securities exchange.

                        Risks Related to Our Common Stock

You may not be able to sell the common stock issued upon conversion of the notes when you want to and, if you do, you may not be able to receive the price that you want.

   Although our common stock has been actively traded on the New York Stock Exchange and the Pacific Exchange, we do not know if an active trading market for the common stock will continue or, if it does, at what prices the common stock may trade. Since the beginning of fiscal 2000, the reported closing prices for our common stock have ranged from a high of $41.375 to a low of $1.75. In addition, the stock markets in general, including the New York Stock Exchange, recently experienced extreme price and trading volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities that has often been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the notes and our common stock. Further, the shares of our common stock issued upon conversion of the notes offered by this prospectus, as well as the other expected and possible issuances described below, will significantly increase the number of shares of our common stock outstanding, and could result in a decline in the market price of our common stock. Therefore, you may not be able to sell the common stock when you want and, if you do, you may not receive the price you want.

Various planned issuances of stock will be, and our continuing debt restructuring efforts may be, dilutive to shares issued upon conversion of the notes.

   At December 29, 2001, 515.1 million shares of our common stock were outstanding and an additional 189.8 million shares of our common stock were issuable related to outstanding stock options, convertible notes, preferred stock, warrants and shares committed to be issued in connection with the settlement of certain litigation. In connection with the settlement of a class action suit brought against us, we were to issue 20 million shares of common stock if the value of our common stock, calculated over a 10-day trading period in January 2002, was at least $7.75 per share. The value of common stock was less than $7.75 per share during the valuation period, and as a result, we have the option to deliver any combination of common stock, cash and short-term notes, with a total value of $149.5 million. We are currently in discussions with the lead counsel for the plaintiffs with respect to our alternatives to satisfy the $149.5 million settlement. Any settlement will be structured to comply with the terms of our credit facility and the agreements governing our other outstanding indebtedness. We will also issue additional shares of common stock pursuant to outstanding options granted pursuant to our various stock option plans. In addition, we may undertake additional transactions to simplify and restructure our capital structure, which may include, as part of these efforts, additional issuances of equity securities in exchange for our indebtedness. The issuance of additional shares of common stock may be dilutive to the holders of our common stock, including shares of common stock issued upon conversion of the notes. We cannot predict the extent to which the dilution, the availability of a large amount of shares for sale, and the possibility of additional issuances and sales of our common stock will negatively affect the trading price of our common stock or the liquidity of our common stock.

                                 USE OF PROCEEDS

   We will not receive any of the proceeds of sales by the selling security holders.

                       RATIO OF EARNINGS TO FIXED CHARGES

   We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals. The ratio of earnings to fixed charges data is presented for four fiscal years. As previously discussed in our Form 10-K dated May 21, 2001 and our Form 10-K/A dated October 11, 2000, substantial time, effort and expense was required over a six-month period to review, assess, reconcile, prepare and audit our financial statements for the 2000, 1999 and 1998 fiscal years. We believe it would require an unreasonable effort and expense to conduct a similar process related to the 1997 fiscal year.


                                                                                                                   Thirty-nine Week
                                                                     Year Ended                                     Period Ended
                                      --------------------------------------------------------------------------   ----------------
                                     March 3, 2001   February 27, 2000    February 27, 1999    February 28, 1998   December 1, 2001
                                      (53 weeks)         (52 weeks)           (52 weeks)          (52 weeks)
                                     -------------   -----------------    -----------------    -----------------   ----------------
                                                               (Dollars in thousands)
Fixed Charges:
Interest Expense ................     $   649,926       $   542,028           $ 274,826            $ 209,152          $  313,581
Interest Portion of Net Rental
  Expense (1)....................         159,066           146,852             139,104              121,694             142,381
                                      -----------       -----------           ---------            ---------          ----------
Fixed Charges Before Capitalized
  Interest and Preferred Stock
  Dividend Requirements..........         808,992           688,880             413,930              330,846             455,962
Preferred Stock Dividend
  Requirement (2)................          42,445            15,554                 965                   --              31,149
Capitalized Interest ............           1,836             5,292               7,069                4,102                 612
                                      -----------       -----------           ---------            ---------          ----------
Total Fixed Charges..............     $   853,273       $   709,726           $ 421,964            $ 334,948          $  487,723
                                      -----------       -----------           ---------            ---------          ----------
Earnings:
Loss From Continuing Operations
  Before Income Taxes,
  Extraordinary Item and
  Cumulative Effect of Accounting
  Change.........................     $(1,282,807)      $(1,123,296)          $(665,040)           $(173,090)         $ (500,151)
Share of Loss From Equity Method
  Investees......................          36,675            15,181                 448                1,886              12,092
Fixed Charges Before Capitalized
  Interest.......................         851,437           704,434             414,895              330,846             487,111
                                      -----------       -----------           ---------            ---------          ----------
Total Adjusted Earnings (Loss)...        (394,695)         (403,681)           (249,697)             159,642                (948)
                                      -----------       -----------           ---------            ---------          ----------
Earnings to Fixed Charges,
  Deficiency.....................     $(1,247,968)      $(1,113,407)          $(671,661)           $(175,306)         $(488,671)
                                      ===========       ===========           =========            =========          ==========

---------------

(1) The Interest Portion of Net Rental Expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2) The Preferred Stock Dividend Requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

                            SELLING SECURITY HOLDERS

   The notes were originally issued by us and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act or in offshore transactions under Regulation S under the Securities Act. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the "selling security holders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling security holders' interests.

   The table below sets forth the name of each selling security holder, the principal amount at maturity of notes that each selling security holder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling security holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

   The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling security holders as of February 15, 2002, and the percentages are based on $250,000,000 principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion price of $6.50 per share.

   Since the date on which each selling security holder provided this information, each selling security holder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

   The selling security holders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling security holders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling security holders will hold upon consummation of any such sales.


                                         Aggregate principal                             Number of shares of
                                          amount at maturity                              common stock that    Percentage of shares
Name                                     of notes that may be     Percentage of notes    may be sold by this      of common stock
----                                 sold by this prospectus        outstanding           prospectus(1)         outstanding(2)
                                     -----------------------      -------------------    -------------------   --------------------
Aristeia Partners, LP ..............         $  3,080,000                  1.2                  473,846                   *
Aristeia International Limited .....           10,920,000                  4.4                1,680,000                   *
Bank Austria Cayman Islands LTD ....            4,455,000                  1.8                  685,385                   *
BNP Paribas Equity Strategies SNC                 500,000                    *                   76,293                   *
BP Amoco PLC, Master Trust .........              211,000                    *                   32,462                   *
Canyon Capital Arbitrage Master
  Fund, Ltd.........................            6,000,000                  2.4                  923,077                   *
Canyon MAC 18 (RMF), Ltd. ..........            2,500,000                  1.0                  384,615                   *
Canyon Value Realization Fund
  (Cayman), Ltd.....................           12,000,000                  4.8                1,846,154                   *
Canyon Value Realization Fund, L.P.             7,000,000                  2.8                1,076,923                   *
Coastal Convertibles Ltd ...........            1,000,000                    *                  153,846                   *
Deutsche Banc Alex. Brown Inc. .....            5,500,000                  2.2                  846,154                   *
DLB High Yield Fund ................              100,000                    *                   15,385                   *
Fidelity Advisor Series II:
 Fidelity Advisor High Yield Fund ..           10,250,000                  4.1                1,576,923                   *
Fidelity Financial Trust:
 Fidelity Convertible Securities
  Fund..............................           31,675,000                 12.7                4,873,077                   *
First Union National Bank ..........           21,225,000                  8.5                3,265,385                   *
First Union Securities Inc. ........           15,000,000                  6.0                2,307,692                   *
Global Bermuda Limited Partnership .              400,000                    *                   61,538                   *
Goldman Sachs & Company ............            1,975,000                    *                  303,846                   *
Highbridge International LLC .......            8,500,000                  3.4                1,307,692                   *
KBC Financial Products USA Inc. ....            1,240,000                    *                  190,769                   *
Lakeshore International, Ltd. ......            1,600,000                    *                  246,154                   *
Massachusetts Mutual Life Insurance
  Company...........................              675,000                    *                  103,846                   *
MassMutual Asia Limited ............               25,000                    *                    3,846                   *
MassMutual Corporate Investors .....              200,000                    *                   30,769                   *
Merced Partners Limited Partnership             1,500,000                    *                  230,769                   *
Onyx Fund Holdings, LDC ............            2,500,000                  1.0                  384,615                   *
Pioneer High Yield Fund ............            1,000,000                    *                  153,846                   *
RCG Halifax Master Fund, LP ........              250,000                    *                   38,462                   *
RCG Latitude Master Fund, LTD ......            1,095,000                    *                  168,462                   *
RCG Multi Strategy LP ..............              460,000                    *                   70,769                   *
St. Albans Partners Ltd. ...........            3,000,000                  1.2                  461,538                   *
Tamarack International, Ltd. .......            1,500,000                    *                  230,769                   *
The Estate of James Campbell .......              320,000                    *                   49,231                   *
The James Campbell Corporation .....              423,000                    *                   65,077                   *
TQA Master Fund, Ltd. ..............            2,000,000                    *                  307,692                   *
TQA Master Plus Fund, Ltd. .........            2,000,000                    *                  307,692                   *
Zazove Hedged Convertible Fund
  L.P...............................            1,000,000                    *                  153,846                   *
Zurich Institutional Benchmarks ....              546,000                    *                   84,000                   *
All other holders of notes or
  future transferees, pledgees,
  donees, assignees or successors of
  any such holders (3) (4)..........         $ 86,375,000                 34.6%              13,288,462                 2.5
                                             ------------                -----               ----------                 ---
Total ..............................         $250,000,000                100.0%              38,461,539(5)              7.0%(6)
                                             ============                =====               ==========                 ===

---------------

* Less than one percent

(1) Assumes conversion of all of the holder's notes at a conversion rate of
    153.846 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under "Description of Notes--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 515,085,296 shares of common stock outstanding as of December 29, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

(3) Information about other selling shareholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from such other holders of the notes do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate described in footnote 1 above.

(5) Represents the number of shares of common stock into which $250,000,000 of notes would be convertible at the initial conversion rate described in footnote 1 above.

(6) Represents the amount which the selling security holders may sell under this prospectus divided by the sum of 515,085,296 shares of common stock outstanding as of December 29, 2001 and the number of shares of common stock into which $250,000,000 of notes would be convertible at the initial conversion rate described in footnote 1 above.

                              DESCRIPTION OF NOTES

   In this description, the words "Company," "we," "us" and "our" refer only to Rite Aid Corporation and not to any of our subsidiaries.

   We issued the notes under an indenture dated as of November 19, 2001 (the "Indenture"), between us and BNY Midwest Trust Company, as trustee.

   Wherever particular defined terms of the Indenture (including the notes and the various forms thereof) are referred to, such defined terms are incorporated herein by reference (the notes and various terms relating to the notes being referred to in the Indenture as "Securities").

   We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these notes. A copy of the Indenture is available upon request to us at the address indicated under "Where You Can Find More Information."

General

   The notes are our unsecured unsubordinated obligations, are limited to $250,000,000 aggregate principal amount at maturity and will mature on December 1, 2006. Payment in full of the principal amount of the notes is due on December 1, 2006. The notes bear interest at the rate of 4.75% per annum from November 19, 2001, payable semiannually on June 1 and December 1 of each year, commencing on June 1, 2002.

   The notes are convertible into shares of our common stock, par value $1.00 per share (the "Common Stock"), initially at the conversion price stated on the cover page of this prospectus, subject to adjustment upon the occurrence of certain events described under "--Conversion Rights," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased.

   The notes are redeemable under the circumstances and at the redemption prices set forth below under "--Optional Redemption," plus accrued interest and liquidated damages, if any, to the redemption date. The notes are also subject to our repurchase at the option of the holders, as described below under "--Repurchase at Option of Holders Upon a Change in Control."

Ranking

   The notes are:

   o our unsubordinated, unsecured obligations; and

   o equal in ranking ("pari passu") with all of our existing and future unsubordinated, unsecured debt.

   We and our subsidiaries had, as of December 1, 2001, $4.0 billion of outstanding indebtedness. We also had additional borrowing capacity under our new revolving credit facility of $417.6 million as of that date, net of outstanding letters of credit of $82.4 million.

   The notes are effectively subordinated to all of our secured debt to the extent of the value of the assets securing that debt. Also, the notes are structurally subordinated to all existing and future liabilities and obligations of our subsidiaries.

   We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal of and interest on our outstanding debt. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on the notes or to make funds available to us for such payment. As of December 1, 2001, we had approximately $1.6 billion of indebtedness (excluding lease financing obligations) to which the notes would have been structurally subordinated in right of payment. In addition, the notes are structurally subordinated to a substantial amount of other liabilities, including trade payables, that do not constitute indebtedness.

   Because the obligations under our new credit facility, our 10.5% senior notes due 2002 and the 12.5% secured notes due 2006 are guaranteed on a secured basis by substantially all of our subsidiaries, failure to comply with those obligations or our inability to pay that indebtedness when due would entitle those creditors immediately to foreclose on certain of our assets in the case of our new credit facility, and substantially all of the assets of our subsidiaries, which serve as collateral. In this event, those secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, and, lastly to the holders of our and our subsidiaries' capital stock, including holders of Common Stock.

   Holders of the notes will only be creditors of Rite Aid Corporation and not of our subsidiaries. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary's creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries.

Book-Entry; Delivery and Form; Global Note

   The notes were originally sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S and were originally issued in the form of a single, permanent global note in definitive, fully registered form without interest coupons. The global note was deposited with the trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. The notes sold under this prospectus will be represented by a new unrestricted global security.

   DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   Upon the issuance of the new global note, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants). Investors may also hold their interests in the global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in customers' securities accounts in the depositaries' names on the books of DTC.

   So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the Indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream.

   Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

   Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. The laws of some states may require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

   Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions involving interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

   We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

   Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

   If DTC is unwilling or unable to continue as depository for a global note, is closed for business for 14 continuous days, ceases to be a "Clearing Agency" registered under the Exchange Act or announces an intention permanently to cease business or does in fact do so, or an Event of Default has occurred and is continuing with respect to a global note, we will issue certificates for the notes in definitive, fully registered, non-global form without interest coupons in exchange for the global notes, as the case may be.

   The holder of a note in non-global form may transfer such note, subject to compliance with the provisions of any legend, by surrendering it at the office or agency we maintain for such purpose in the Borough of Manhattan, the City of New York, which initially will be the office of the trustee. Upon the transfer, exchange or replacement of notes bearing the legend, or upon specific request for removal of the legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as we may reasonably require that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any note in non-global form may be transferred to a person who takes delivery in the form of an interest in any global note, the transferor will be required to provide the trustee with a global note certificate, as the case may be.

   Notwithstanding any statement herein, we and the trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and the States therein and any other applicable laws, to ensure that the Shelf Registration Statement or amendment covering the notes and the Common Stock is declared effective by the SEC or as DTC may require.

Conversion Rights

   The holder of any note has the right, at the holder's option, to convert any portion of the principal amount of a registered note that is an integral multiple of $1,000 into shares of Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 153.846 shares per $1,000 principal amount of notes (equivalent to a conversion price of $6.50 per share) (subject to adjustment as described below). The right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the redemption date or repurchase date for the note.

   The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of the Conversion Agent, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Conversion Agent. Beneficial owners of interest in a global note may exercise their rights of conversion by delivering to DTC the appropriate instruction forms for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered, unless otherwise provided by the notice. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share or, at our option, rounded up to the next whole number of shares; the certificate, and payment, if any, will be sent by the trustee to the Conversion Agent for delivery to the holder. Any note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date and as a result, the right to convert the notes with respect to which redemption or repurchase rights have been exercised would terminate during such period) must be accompanied by payment in New York Clearing House Funds or other funds acceptable to us of an amount equal to the interest payable on that Interest Payment Date on the principal amount of those notes being surrendered for conversion. In the case of any note which has been converted after any Regular Record Date but before the next Interest Payment Date, interest which has a Stated Maturity on that Interest Payment Date will be payable on that Interest Payment Date notwithstanding the conversion, and the interest will be paid to the holder of that note on that Regular Record Date. As a result of the foregoing provisions, holders that surrender notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the notes are surrendered after a notice of redemption (except for the payment of interest on notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date for which the right to convert those notes would terminate during the period between a Regular Record Date and the Interest Payment Date to which it relates).

   No other payment or adjustment for interest, or for any dividends with respect to Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, we will calculate an appropriate amount to be paid in cash based on the market price of Common Stock at the close of business on the day of conversion. That market price will be calculated by us and will be deemed to be the average of the daily Closing Prices per share for the five consecutive Trading Days selected by the Company commencing not more than 10 Trading Days before, and ending not later than, the earlier of the day in question and the day before the "ex" date with respect to an issuance or distribution requiring such computation. The term "ex" date, when used with respect to any issuance or distribution, means the first date on which the Common Stock trades without the right to receive an issuance or distribution. "Closing Price Per Share" means, for any day, the last reported sales price per share on the NYSE. A "Trading Day" is any day on which the NYSE is open for business.

   A holder delivering a note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the holder of the note. Certificates representing shares of Common Stock will not be issued or delivered unless the person requesting the issue has paid to the Company the amount of any tax or duty or has established to our satisfaction that the tax or duty has been paid.

   The conversion rate is subject to adjustment in certain events, including:

     (a) dividends (and other distributions) payable in Common Stock on shares of our capital stock,

     (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then-current market price (determined as provided in the Indenture) of Common Stock,

     (c)  subdivisions, combinations and reclassifications of Common Stock,

     (d) distributions to all holders of Common Stock of evidences of our indebtedness, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next succeeding paragraph applies),

     (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all- cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of our market capitalization (being the product of the then- current market price of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution, and

     (f) the successful completion of a tender offer made by us or any of our subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in
          (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of our market capitalization on the expiration of such tender offer.

   We reserve the right to make increases in the conversion rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion price pursuant to this paragraph and will give notice to the holders of the notes of any adjustments.

   In case of our consolidation or merger with or into another Person or any merger of another Person into us (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note or coupon, become convertible only into the kind and amount of securities, cash and other property, if any, receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such note was then convertible).

   If at any time we make a distribution of property to our security holders which would be taxable to such security holders as a dividend for federal income tax purposes (e.g., distribution of evidences of indebtedness or our assets, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the number of shares into which notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Certain United States Federal Income Tax Consequences."

Optional Redemption

   We may not redeem the notes in whole or in part at any time prior to December 5, 2004. At any time on or after December 5, 2004, we may redeem some or all of the notes on at least 20 but not more than 60 days' notice (which notice must be given no later than the close of business on the tenth business day immediately following the conclusion of the 30 Trading Day period referred to below) if for 20 Trading Days within any period equals or of 30 consecutive Trading Days, including the last day of such period, the Current Market Price of the Common Stock equals or exceeds 125% of the then prevailing conversion price, at the following redemption prices (expressed in percentages of the principal amount):

          During the Twelve Months Commencing               Redemption Price
          -----------------------------------               ----------------
          December 5, 2004                                       101.90%
          December 5, 2005                                       100.95%


   In addition, we will pay interest and liquidated damages, if any, on the notes being redeemed, including those notes which are converted into Common Stock after the date the notice of the redemption is mailed and prior to the Redemption Date. This payment will include interest and liquidated damages, if any, accrued and unpaid to, but excluding, the Redemption Date. If the Redemption Date is an interest payment date, we will pay the interest and liquidated damages, if any, to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

   If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

   The term "conversion price" means $1,000 divided by the conversion rate. The term "Current Market Price" of Common Stock for any day means the last reported per share sale price, regular way on such day, or, if no sale takes place on such day, the average of the reported closing per share bid and asked prices on such day, regular way, in either case as reported on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on such exchange, on the principal national securities exchange or quotation system on which the Common Stock may be listed or admitted to trading or quoted, or, if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing per share bid and asked prices of the Common Stock on the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or similar generally accepted reporting service, or, if not so available in such manner, as furnished by any New York Stock Exchange member firm selected from time to time by our Board of Directors for that purpose, or, if not so available in such manner, as otherwise determined in good faith by our Board of Directors.

Repurchase at Option of Holders Upon a Change in Control

   If a Change in Control (as defined) occurs, each holder of notes shall have the right, at the holder's option, to require us to repurchase all of the holder's notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the notes to be repurchased (the "Repurchase Price"), together with interest accrued and liquidated damages, if any, to the Repurchase Date.

   Within 30 days after the occurrence of a Change in Control, we are obligated to give to all holders of the notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of a Change in Control and of the repurchase right arising therefrom. The Company Notice shall be sufficiently given to holders of notes if in writing and mailed, first class postage prepaid, to each holder of a note affected by the event, at the address of such holder. We must also deliver a copy of the Company Notice to the trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the trustee of the holder's exercise of such right, together with the notes with respect to which the right is being exercised.

   A Change in Control occurs in the following situations:

     (i) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors;

     (ii) we merge or consolidate with or into any other person, any other person merges into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any such transaction:

          (a) that does not result in (1) any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and (2) pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, or

          (b) which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of the Common Stock into solely shares of common stock; or

     (iii) our Common Stock (a) ceases to be listed, traded or quoted (or admitted for such a purpose) on a national securities exchange, the Nasdaq National Market, any other quotation system or over-the-counter market or (b) ceases to be registered under the Exchange Act;

provided, however, a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the conversion price of the notes in effect on each such Trading Day, or (b) all of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the notes become convertible solely into such common stock.

   Our failure to repurchase the notes when required would result in an Event of Default with respect to the notes. See "--Events of Default."

   Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

   The Change in Control repurchase feature is a result of negotiations between us and the initial purchasers. Management has no present intention to engage in a transaction involving a Change in Control, although it is possible that we would decide to do so in the future. Subject to the covenants described below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change in Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

   Our senior credit facility provides that the occurrence of certain events that would constitute a Change in Control constitutes a default under such facility. Much of our other debt also requires us to repurchase such debt upon an event that would constitute a Change in Control for the purposes of the notes. Other future debt of ours may contain prohibitions of events that would constitute a Change in Control or that would require such debt to be repurchased upon a Change in Control. Moreover, the exercise by holders of notes of their right to require us to repurchase their notes could cause a default under our existing or future debt, even if the change in control itself does not result in a default under our existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase notes in connection with a Change in Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under much of our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the notes as a result of a Change in Control may be waived or modified at any time prior to the occurrence of such Change in Control with the written consent of the holders of a majority in aggregate principal amount of the outstanding notes.

   The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

Mergers and Sales of Assets by the Company

   We may not consolidate with or merge into any other Person or, directly or indirectly, convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to any Person (other than a wholly owned subsidiary), and we may not permit any Person (other than a wholly owned subsidiary) to consolidate with or merge into us or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to us, unless:

     (a) the Person formed by such consolidation or into which we are merged or the Person to which our properties and assets are so transferred or leased is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and has expressly assumed the due and punctual payment of the principal of, premium, if any, and interest on the notes and coupons and the performance of our other covenants under the Indenture,

     (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ours or a Subsidiary as a result of such transaction as having been incurred by us or Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing, and

     (c) We have provided to the trustee an Officers' Certificate and Opinion of Counsel as provided in the Indenture.

Events of Default

   The following are Events of Default under the Indenture:

     (a) failure to pay any interest (including liquidated damages) on any note or coupon when due, which failure continues for 30 days;

     (b) failure to pay the principal or Redemption Price or Repurchase Price of any note when due;

     (c)  default in our obligation to provide notice of a Change in Control;

     (d) our failure to perform any other covenant or warranty in the Indenture, which failure continues for 60 days after written notice to the Company by the trustee as provided in the Indenture;

     (e) default under any bond, debenture, note or other evidence of Indebtedness of the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company (including the notes), whether such Indebtedness exists at the time of the Indenture or afterward, which constitutes a failure to pay an aggregate principal amount exceeding $35,000,000 of Indebtedness when due and payable after the expiration of any applicable grace period with respect thereto and has resulted in such Indebtedness in an aggregate principal amount exceeding $35,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days written notice (a Notice of Default) given to us by the trustee or to us and the trustee as provided in the Indenture, unless remedied, cured or waived as provided in the Indenture; and

     (f)  certain events of bankruptcy, insolvency or reorganization.

   Subject to the provisions of the Indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to these indemnification provisions for the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   If an Event of Default (other than an Event of Default specified in subsections (a), (b), and (f) above) occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount (or specified amount) of all the notes to be due and payable immediately, by a notice in writing to us (and to the trustee if given by holders), and upon any such declaration such principal and any accrued interest and any unpaid liquidated damages on the notes will become immediately due and payable. If an Event of Default specified in subsections (a) or (b) occurs and is continuing, the holder of any outstanding note may, by notice in writing to us (with a copy to the trustee), declare the principal of such note to be due and payable immediately, and upon any such declaration the principal and (subject to the Indenture) any accrued interest and liquidated damages on such notes will become immediately due and payable. If an Event of Default specified in subsection (f) occurs and is continuing, the principal and any accrued interest, together with any liquidated damages thereon, on all of the notes then outstanding shall become due and payable immediately without any declaration or other Act on the part of the trustee or any holder.

   At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest have been cured or waived as provided in the Indenture.

   No holder of any note has any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding notes also have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with this request and failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of, premium, if any, or interest on that note on or after the respective due dates expressed in that note or of the right to convert that note in accordance with the Indenture.

   We are required to furnish to the trustee annually a statement as to our performance of certain of its obligations under the Indenture and as to any default in such performance.

Modification and Waiver

   The Indenture contains provisions permitting us and the trustee to enter into a supplemental indenture without the consent of the holders,

     (a) to evidence the succession of another Person to us and the assumption by such successor of the covenants and obligations under the Indenture and the notes,

     (b) to add to the covenants for the benefit of the holders or to surrender any right or power conferred upon us under the Indenture,

     (c)  to secure the notes,

     (d) to modify the restrictions on, and procedures for, resale and other transfers of the notes pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally,

     (e) to make provision with respect to the conversion rights of holders pursuant to the Indenture,

     (f) to accommodate the issuance of notes in book-entry or definitive form and related matters not affecting adversely the interests of the holders,

     (g) to comply with the requirements of the SEC in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act, or

     (h) to cure any ambiguity or correct or supplement any provision of the Indenture, provided that such action shall not adversely affect the interests of the holders in any material respect.

   In addition, modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes). However, no modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

     (a) change the Stated Maturity of the principal of, or any installment of interest on, any note,

     (b) reduce the principal amount of, or the premium, if any, or rate of interest on, any note,

     (c)  reduce the amount payable upon redemption or repurchase,

     (d) modify the provisions with respect to the repurchase right of the holders in a manner adverse to the holders,

     (e) change the coin or currency of payment of principal of, premium, if any, or interest on, any note or coupon,

     (f) impair the right to institute suit for the enforcement of any payment on or with respect to any note or coupon,

     (g)  adversely affect the right to convert notes,

     (h) reduce the above-stated percentage of outstanding notes necessary to modify or amend the Indenture,

     (i) reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults,

     (j) reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a Resolution or the quorum required at any meeting of holders of notes at which a Resolution is adopted, or

     (k) modify our obligation to deliver information required under Rule 144A to permit resales of notes and Common Stock issuable upon conversion thereof in the event we cease to be subject to certain reporting requirements under the U.S. securities laws.

   The holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Transfer and Exchange

   We have initially appointed the trustee as security registrar and transfer agent, acting through its office or agency in the City of New York. We reserve the right to vary or terminate the appointment of the security registrar or of any transfer agent or to appoint additional or other transfer agents or to approve any change in the office through which any security registrar or any transfer agent acts.

   A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfers documents, and we may require a holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any note selected for redemption or repurchase. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes is to be redeemed.

Purchase and Cancellation

   We or any subsidiary may at any time and from time to time purchase notes at any price in the open market or otherwise.

   All Securities and coupons surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion will, if surrendered to any Person other than the trustee, be delivered to the trustee.

All Securities delivered to the trustee will be canceled promptly by the trustee. No Securities will be authenticated in lieu of or in exchange for any Securities canceled as provided in the Indenture. Unless otherwise requested by us and confirmed in writing, the trustee will, from time to time but not less than once annually, destroy all canceled Securities and coupons and deliver to us a certificate of destruction, which certificate shall specify the number, principal amount and, in the case of Securities, the form of each canceled Security and coupon so destroyed.

Satisfaction and Discharge

   The Indenture will cease to be of further effect with respect to the notes, except as may otherwise be provided in the Indenture, if any time (i) we have delivered to the trustee for cancellation all authenticated notes (other than destroyed, lost or stolen notes and notes for whose payment trust funds have been segregated and held in trust as provided in the Indenture) or (ii) all notes not delivered to the trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and we deposit with the trustee as trust funds, cash or government securities which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal and any premium and interest on the notes and all other sums payable by us under the indenture in connection with the notes. This type of a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel meeting the requirements set forth in the Indenture.

Title

   We and the trustee may treat the registered owner (as reflected in the Security Register) of any note as the absolute owner thereof (whether or not such note shall be overdue) for the purpose of making payment and for all other purposes.

Notices

   Notice to holders of the notes will be given by mail to the addresses of the holders as they appear in the Security Register. Notices will be deemed to have been given on the date of the first publication or on the date of mailing, as the case may be.

   Notice of a redemption of notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the redemption date.

Replacement of Notes

   Notes that become mutilated, destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to the trustee or to a transfer agent outside the United States of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note indemnity satisfactory to the trustee and to us may be required at the expense of the holder of such note before a replacement note will be issued.

Payment of Stamp and Other Taxes

   We will pay all stamp and other duties, if any, which may be imposed by the United States or the United Kingdom or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. The Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority therein.

Governing Law

   The Indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

The Trustee

   The trustee for the holders of the notes issued under the Indenture is BNY Midwest Trust Company.

   In case an Event of Default occurs (and is not cured), the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they have offered to the trustee reasonable security or indemnity.

Registration Rights

   We entered into a registration rights agreement with the initial purchasers of the notes. If you sell the notes or shares of Common Stock issued upon conversion of the notes under this prospectus, you generally will be required to be named as a selling security holder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

   In the registration rights agreement, we agreed to use our best efforts to keep the registration statement effective until the earlier of (1) two years from the date of this prospectus; (2) the date when all of the notes covered by the registration statement which this prospectus forms a part, have been sold pursuant to the registration statement; (3) the date when all of the shares of Common Stock issuable upon conversion of the notes not sold pursuant to the registration statement which this prospectus form a part, have been sold pursuant to the registration statement; and (4) the date when, in the written opinion of independent counsel of Rite Aid, all outstanding notes and shares of Common Stock issuable upon conversion of the notes, that have not previously been sold pursuant to the registration statement which this prospectus forms a part, held by persons who are not affiliates of Rite Aid may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act, or any successor provision.

   We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed an aggregate of 90 days in any 12-month period. We also agreed to pay liquidated damages to holders of the notes and shares of Common Stock issued upon conversion of the notes if this registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. You should refer to the registration rights agreement for a description of these liquidated damages.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 1,000,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Common Stock

   As of December 29, 2001, there were 515,085,296 shares of common stock issued and outstanding.

   The holders of common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of our Board of Directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock.

   Each holder of common stock is entitled to one vote for such share registered in his name and on our books on all matters submitted to a vote of security holders. Except as otherwise provided by law, the holders of common stock vote as one class. The shares of common stock do not have cumulative voting rights. As a result, subject to the voting rights of the holders of any shares of our preferred stock, including the voting rights of the Series D preferred stock, which may at the time be outstanding, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected in a particular year if they choose to do so. In such event, the holders of the remaining common stock voting for the election of directors will not be able to elect any persons to our Board of Directors.

   Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

   Under the Rite Aid Charter, our Board has the authority, without further security holder action, to issue from time to time up to a maximum of 20,000,000 shares of preferred stock, in one or more series and for such consideration as may be fixed from time to time by the Board, and to fix before the issuance of any shares of preferred stock of a particular series, the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, if any, and the terms and conditions of any redemption, the voting rights, any sinking fund provisions for the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable, and any other relative rights, preferences and limitations pertaining to such series.

Series D Cumulative Convertible Pay-In-Kind Preferred Stock

   As of December 29, 2001, there were 3,563,961 shares of Series D cumulative pay-in-kind preferred stock outstanding. As of such date, the outstanding shares of Series D preferred stock were convertible into 64,799,299 shares of our common stock. The outstanding shares of Series D preferred stock are duly authorized, validly issued, fully paid and nonassessable.

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, holders of Series D preferred stock shall be entitled to receive out of our assets legally available for distribution to security holders, before any distribution of assets is made to holders of common stock or any other class or series of capital stock ranking junior to Series D preferred stock, a liquidation preference of $100, subject to certain adjustments, plus all accrued and unpaid dividends thereon. If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, the amounts payable to holders of Series D preferred stock and any other shares of preferred stock ranking as to such distribution on a parity with the Series D preferred stock are not paid in full, the holders of Series D preferred stock and of such other shares of preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled.

   Each holder of Series D preferred stock is entitled to vote with holders of common stock and each holder of Series D preferred stock is entitled to one vote for each share of common stock issuable upon conversion of such holder's Series D preferred stock. The holders of Series D preferred stock are entitled to vote separately as a class to elect two directors to our Board of Directors. Leonard I. Green and Jonathan D. Sokoloff are the directors elected by the holders of Series D preferred stock.

   Each share of Series D preferred stock is convertible into the number of shares of our common stock equal to the liquidation preference divided by the conversion price, which is $5.50 per share, subject to certain antidilution adjustments. Without the prior consent of the holders of a majority of the Series D preferred stock, we may not authorize, create or issue any securities that are senior to the Series D preferred stock, or take certain other actions that would adversely affect the rights, privileges and preferences of the Series D preferred stock.

   Each holder of Series D preferred stock is entitled to receive cumulative preferential dividends at the rate of 8.0% on the liquidation preference, payable quarterly in arrears. Dividends shall be paid, at our option, either in cash, additional shares of Series D preferred stock, or a combination thereof. From time to time, on or after October 25, 2004, we may redeem shares of Series D preferred stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. Holders of Series D preferred stock have no preemptive rights to subscribe for any additional securities we may issue. We have granted the holders of Series D preferred stock certain registration rights with respect to the Series D preferred stock and the common stock into which the Series D preferred stock may be converted.

Charter and By-Law Provisions

   The Rite Aid Charter specifies that our Board of Directors shall be divided into three classes, as nearly equal in number as possible, and shall consist of not less than three nor more than 15 directors elected for three-year staggered terms. The term of one class of directors expires at each annual meeting of security holders. Our By-laws provide that the number of directors on the Board may be fixed by the Board only, or if the number is not fixed, the number will be seven. The number of directors may be increased or decreased by the Board only. In the interim period between annual meetings of security holders or of special meetings of security holders, vacancies and newly created directorships may be filled by the Board. Any directors so elected will hold office until the next election of the class to which such directors have been elected. The Board has been fixed at and currently consists of 9 directors.

   The Rite Aid Charter requires that any mergers, consolidations, asset dispositions and other transactions involving a beneficial owner of 10% or more of the voting power of the then-outstanding classes of stock entitled to vote in the election of directors be approved, unless certain conditions are satisfied, by the affirmative vote of the holders of shares representing not less than 75% of the voting stock. These special voting requirements do not apply if the transaction is approved by a majority of the Continuing Directors (as defined below) or the consideration offered to our security holders meets specified fair price standards (including related procedural requirements as to the form of consideration and continued payment of dividends). "Continuing Director" as defined in the Rite Aid Charter means a member of our Board who was not affiliated with a Related Person (as defined below) and was a member of the Board prior to the time that the Related Person acquired the last shares of common stock entitling such Related Person to exercise, in the aggregate, in excess of 10% of the total voting power of all classes of voting stock, or any individual, corporation, partnership, person or other entity ("Person") recommended to succeed a Continuing Director by a majority of Continuing Directors. "Related Person," as defined in the Rite Aid Charter, means any Person or affiliate or associate of such Person, who has beneficial ownership directly or indirectly of shares of stock of Rite Aid entitling such Person to exercise more than 10% of the total voting power of all classes of voting stock.

   The Rite Aid Charter also provides than any corporate action either (i) taken at a special meeting of security holders called by the Board, a majority of whose members are not Continuing Directors, or (ii) approved by written consent of security holders, shall require the approval of not less than 75% of the then-outstanding voting stock.

   Under the Rite Aid Charter and By-laws, security holders may consent to any action required or permitted to be taken at any meeting of security holders without prior notice or a vote if a written consent or consents, setting forth the action so taken, shall be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Change of Control

   Section 203 of the Delaware General Corporation Law ("DGCL") generally prohibits a Delaware corporation, including Rite Aid, from engaging in a business combination (as defined below) with an interested security holder (as defined below) for a period of three years after the time that such security holder became an interested security holder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the security holder becoming an interested security holder; (ii) upon consummation of the transaction that resulted in the security holder becoming an interested security holder, the interested security holder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares in determining the number of voting stock outstanding); or (iii) at or after the time that such security holder became an interested security holder, the board of directors of the corporation approved and the shareholders authorized, at an annual or special meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by such interested security holder, the business combination by means other than a written consent. A "business combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested security holder,
(ii) certain transactions resulting in the issuance or transfer to an interested security holder of any stock of such corporation or its subsidiaries, and (iii) certain other transactions resulting in a financial benefit to an interested security holder. An "interested security holder" means a person who owns (or, if such person is an affiliate or associate of the corporation, within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors and, the affiliates and associates of such person.

Indemnification of Officers and Directors

   Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In actions by or in the right of the corporation, the corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, no indemnification may be made in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. The indemnification and advancement of expenses provided by or granted pursuant to
Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against and incurred by any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

   Article Tenth of our Certificate of Incorporation and Article VIII of our By-laws provide for the indemnification of its directors and officers as authorized by Section 145 of the DGCL.

   Our and our subsidiaries' directors and officers are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacity as such, including liabilities under the Securities Act, under liability insurance policies carried by us.

                      CERTAIN UNITED STATES FEDERAL INCOME
                               TAX CONSIDERATIONS


General

   This section summarizes certain U.S. federal income tax consequences to holders of notes and the common stock issuable upon their conversion. However, the discussion is limited in the following ways:

   o The discussion covers you only if you bought your notes in the initial offering at their original offering price.

   o The discussion covers you only if you hold your notes or the common stock issuable upon their conversion as capital assets (that is, for investment purposes), and if you do not have a special tax status. For example, this discussion does not cover you if you are a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, tax-exempt investor, or if you hold your notes or the common stock issuable upon their conversion as part of a hedge, straddle, "synthetic security" or other integrated transaction for U.S. federal income tax purposes, or if your functional currency is not the U.S. dollar.

   o The discussion does not cover tax consequences that depend upon your particular tax situation.

   o The discussion is based on current law. Changes in the law (including possibly on a retroactive basis) may change the tax treatment of the notes or the common stock issuable upon their conversion.

   o The discussion does not cover any alternative minimum tax consequences, U.S. federal estate or gift tax laws or the laws of any state, local or foreign government that may be applicable to the notes or the common stock issuable upon their conversion.

   o We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the notes or the common stock issuable upon their conversion. As a result, the IRS could disagree with portions of this discussion.

   A "U.S. holder" is a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to United States federal income tax on a net income basis in respect of the notes or the common stock issuable upon their conversion. All references to "holders" (including U.S. holders) are to beneficial owners of the notes or the common stock issuable upon their conversion.

   The term "Non-U.S. holder" refers to any beneficial owner of notes or the common stock issuable upon their conversion that is a nonresident alien or a foreign corporation.

   If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of notes or the common stock issuable upon their conversion, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

   If you are considering buying notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes, including the conversion of the notes into common stock, and the application of the U.S. federal income tax laws to your particular situation.

U. S. Holders

   Taxation of Interest. U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes were not issued with original issue discount. We may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to become effective a registration statement, as described under "Description of Notes--Registration Rights." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that the possibility is remote that we will make any of the payments in excess of stated interest or principal described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, we pay additional amounts to holders of the notes as liquidated damages for a failure to file or cause to become effective a registration statement, as described under "Description of Notes--Registration Rights," U.S. holders would be required to recognize additional interest income.

   Sale, Exchange or Redemption of Notes. On the sale, retirement or redemption of your note:

   o You will have taxable gain or loss equal to the difference between the amount that you receive (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note.

   o Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long-term capital gains is 20%.

   Conversion of Notes into our Common Stock. If you convert your notes into our common stock:

   o You will not recognize gain or loss on the conversion of the notes into our common stock, except if you receive cash in lieu of a fractional share.

   o Your tax basis in our common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

   o The holding period of the common stock you receive upon conversion of notes generally will include the period during which you held the notes prior to the conversion.

   o Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

   Distributions on our Common Stock. Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

   To the extent that you receive distributions on our common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the common stock. Any distribution in excess of your basis in the common stock will be treated as capital gain.

   Deemed Distributions. The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of Notes--Conversion Rights." Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. For example, an increase in the conversion rate of the notes in the event of a distribution of our evidences of indebtedness to holders of our common stock or in the event of an extraordinary cash dividend generally will result in a deemed distribution to U.S. holders of notes. Such a distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under "--U.S. Holders-- Distributions on our Common Stock."

   Sale or Exchange of Common Stock. If you sell or exchange your shares of our common stock, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares of common stock for more than one year.

Non-U.S. Holders

   Withholding Tax on Payments of Principal and Interest on Notes. Generally, payments of principal and interest on a note will not be subject to U.S. federal withholding tax, provided that in the case of an interest payment:

   o You do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

   o you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws; and

   o you are either (A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of your trade or business (a "financial institution") and hold notes, and you certify under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner or by a financial institution between it and the beneficial owner and you furnish the payor with a copy thereof, unless in each case the payor or agent knows or has reason to know that you are not entitled to an exemption.

   Additional exemptions may apply to holders who hold their notes through "qualified intermediaries" within the meaning of U.S. federal income tax laws. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payments on a note (but will be exempt from U.S. federal withholding tax) if such interest is effectively connected with your conduct of a trade or business in the United States and you complete IRS Form W-8ECI.

   Dividends. Dividends, if any, paid on the common stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see "-- U.S. Holders--Deemed Distributions" above), generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade of business in the United States. You will not be entitled to a reduction in or an exemption from U.S. federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

   Gain on Disposition of the Notes and Common Stock. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our common stock unless:

   o you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and certain other requirements are met;

   o the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with your conduct of a trade or business in the United States or, if you are a treaty resident, attributable to a permanent establishment or a fixed base in the United States; or

   o you are subject to the provisions of U.S. tax law applicable to certain United States expatriates.

Backup Withholding and Information Reporting

   U.S. Holders. Payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock may be subject to information reporting, and U.S. federal backup withholding tax at the applicable rate (currently 30.0%) if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

   Non-U.S. Holders. A Non-U.S. holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax with respect to our payment of principal and interest on the notes, or the proceeds of the sale or other disposition of the notes. In addition, we must report annually to the IRS and to each Non-U.S. holder the amount of any dividends paid to and the tax withheld (if any) with respect to such Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

                              PLAN OF DISTRIBUTION


   The selling security holders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling security holders. In connection with the initial offering of the notes, we entered into a registration rights agreement dated November 19, 2001 with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement.

   However, selling security holders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

   The selling security holders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

   o directly; or

   o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling security holders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

   The notes and the shares of common stock may be sold from time to time in one or more transactions at:

   o fixed prices, which may be changed;

   o prevailing market prices at the time of sale;

   o varying prices determined at the time of sale; or

   o negotiated prices.

   These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling security holders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

   o on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of common stock;

   o in the over-the counter market;

   o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

   o through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the notes and shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock, short and deliver notes and shares of common stock to close out such short positions, or loan or pledge notes and shares of common stock to broker-dealers that may in turn sell such securities. The selling security holders may pledge or grant a security interest in some or all of the notes and shares of common stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes and shares of common stock from time to time pursuant to this prospectus. The selling security holders may also transfer and donate notes and shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be selling security holders for the purposes of this prospectus.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling security holders. Selling security holders may not sell any, or may not sell all, of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling security holder will not transfer, devise or gift the notes and the shares of common stock by means other than those described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   The notes were issued and sold in November 2001 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act or in offshore transactions pursuant to Regulation S under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchasers, each selling security holder and certain underwriters, and each selling security holder has agreed to indemnify us, the initial purchasers, certain underwriters and the other selling security holders, against specified liabilities arising under the Securities Act.

   The selling security holders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

   Under the registration rights agreement, we are obligated to use best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

   o two years from the date of this prospectus;

   o the date when all of the notes covered by the registration statement which this prospectus forms a part, have been sold pursuant to the registration statement;

   o the date when all of the shares of common stock issuable upon conversion of the notes that have been not sold pursuant to the registration statement which this prospectus forms a part, have been sold pursuant to the registration statement; and

   o the date when, in the written opinion of independent counsel for Rite Aid, all outstanding notes and shares of common stock issuable upon conversion of the notes, that have not been previously sold pursuant to the registration statement which this prospectus forms a part, held by persons who are not affiliates of Rite Aid may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act, or any successor provision.

   o the date when the notes and the shares of common stock issuable upon conversion of the notes (i) may be resold immediately without restriction pursuant to the volume limitation provisions of Rule 144(k) under the Securities Act or (ii) cease to be outstanding; and

   o the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder.

   Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of the notes and shares of common stock pursuant to the registration statement to which this prospectus relates.

   We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling security holder. Each selling security holder has agreed not to trade securities from the time the selling security holder receives notice from us of this type of event until the selling security holder receives a prospectus supplement or amendment. This time period will not exceed an aggregate of ninety days in any twelve-month period.


                                  LEGAL MATTERS


   Certain legal matters as to the validity of the shares offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Nancy A. Lieberman, a partner of Skadden, Arps, Slate, Meagher & Flom LLP, is a director and security holder of Rite Aid.


                                     EXPERTS

   The consolidated financial statements and related financial schedule of the Company and its consolidated subsidiaries, except PCS Holding Corporation and subsidiaries which has been included in discontinued operations in such consolidated financial statements, as of March 3, 2001 and February 26, 2000, and for each of the three years in the period ended March 3, 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 3, 2001 have been audited by Deloitte & Touche LLP as stated in their reports, which are incorporated by reference herein. The financial statements of PCS Holding Corporation and subsidiaries for the year ended February 26, 2000 and the thirty-six days ended February 27, 1999, not separately included herein or elsewhere in the registration statement have been audited by Ernst & Young LLP, as stated in their report, which is incorporated by reference herein. Such financial statements and related financial statement schedule of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee.

    SEC registration fee ............................................   $ 23,000
    Accounting fees and expenses ....................................   $ 50,000
    Legal fees and expenses .........................................   $150,000
    Printing fees ...................................................   $ 75,000
    Miscellaneous ...................................................   $ 25,000
                                                                        --------
    Total ...........................................................   $323,000
                                                                        ========


Item 15. Indemnification of Officers and Directors

   Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In actions by or in the right of the corporation, the corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, no indemnification may be made in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. The indemnification and advancement of expenses provided by or granted pursuant to
Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against and incurred by any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

   Article Tenth of our Certificate of Incorporation and Article VIII of our By-laws provide for the indemnification of its directors and officers as authorized by Section 145 of the DGCL.

   Our and our subsidiaries' directors and officers are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacity as such, including liabilities under the Securities Act, under liability insurance policies carried by us.

Item 16. Exhibits

   Exhibit                                                                           Incorporation by
   Numbers      Description                                                            Reference to
   -------      -----------                                                            ------------

  4.1           Supplemental Indenture, dated as of February 3, 2000,     Exhibit 4.2 to Form 8-K filed on
                between Rite Aid Corporation and Harris Trust and         February 7, 2000
                Savings Bank to the Indenture, dated September 10,
                1997, between Rite Aid Corporation and Harris Trust
                and Savings Bank

  4.2           Supplemental Indenture, dated as of February 3, 2000,     Exhibit 4.3 to Form 8-K filed on
                between Rite Aid Corporation and Harris Trust and         February 7, 2000
                Savings Bank, to the Indenture, dated September 22,
                1998, between Rite Aid Corporation and Harris Trust
                and Savings Bank

  4.3           Supplemental Indenture, dated as of February 3, 2000,     Exhibit 4.4 to Form 8-K filed on
                between Rite Aid Corporation and Harris Trust and         February 7, 2000
                Savings Bank to the Indenture, dated December 21,
                1998, between Rite Aid Corporation and Harris Trust
                and Savings Bank

  4.4           Indenture, dated as of June 14, 2000, among Rite Aid      Exhibit 4.1 to Form 8-K filed on June
                Corporation, as Issuer, each of the Subsidiary            21, 2000
                Guarantors named therein and State Street Bank and
                Trust Company, as Trustee

  4.5           Exchange and Registration Rights Agreement, dated as      Exhibit 4.2 to Form 8-K filed on June
                of June 14, 2000, by and among Rite Aid Corporation,      21, 2000
                State Street Bank and Trust Company and the Holders of
                the 10.50% Senior Secured Notes due 2002

  4.6           Registration Rights Agreement, dated as of June 14,       Exhibit 4.3 to Form 8-K filed on June
                2000, by and among Rite Aid Corporation and the           21, 2000
                Lenders listed therein

  4.7           Indenture, dated as of June 27, 2001, between Rite Aid    Exhibit 4.7 to Registration Statement
                Corporation, as issuer and State Street Bank and Trust    on Form S-1, File No. 333-64950, filed
                Company, as trustee, related to the Company's 12.50%      on July 12, 2001
                Senior Secured Notes due 2006

   Exhibit                                                                           Incorporation by
   Numbers      Description                                                            Reference to
   -------      -----------                                                            ------------

  4.8           Indenture, dated as of June 27, 2001 between Rite Aid     Exhibit 4.8 to Registration Statement
                Corporation, as issuer and BNY Midwest Trust Company,     on Form S-1, File No. 333-64950, filed
                as trustee, related to the Company's 11 1/4% Senior       on July 12, 2001
                Notes due 2008

  4.9           Exchange and Registration Rights Agreement, dated as      Exhibit 4.9 to Registration Statement
                of June 27, 2001, between Rite Aid Corporation and        on Form S-1, File No. 333-64950, filed
                Salomon Smith Barney Inc., Credit Suisse First Boston     on July 12, 2001
                Corporation, J.P. Morgan Securities Inc. and Fleet
                Securities, Inc., as initial purchasers, for the
                benefit of the holders of the Company's 11 1/4% Senior
                Notes due 2008

  4.10          Indenture, dated as of November 19, 2001, between Rite    Exhibit 4.2 to Quarterly Report on
                Aid Corporation and BNY Midwest Trust Company, as         Form 10-Q, filed on January 15, 2002
                trustee, related to the Company's 4.75% Convertible
                Notes due 2006

  4.11          Registration Rights Agreement, dated as of November       Exhibit 4.3 to Quarterly Report on
                19, 2001, between the Company and Salomon Smith Barney    Form 10-Q, filed on January 15, 2002
                Inc. and J.P. Morgan Securities Inc., as initial
                purchasers, for the benefit of the holders of the
                Company's 4.75% Convertible Notes due 2006

  4.12          Purchase Agreement dated as of November 13, 2001,         Exhibit 10.4 to Quarterly Report on
                between the Company and Salomon Smith Barney Inc. and     Form 10-Q, filed on January 15, 2002
                J.P. Morgan Securities Inc.

  5             Opinion of Skadden, Arps, Slate, Meagher & Flom LLP       To be filed by amendment

  23.1          Independent Auditors' Consent                             Filed herewith

  23.2          Independent Auditors' Consent                             Filed herewith

  23.3          Consent of Skadden, Arps, Slate, Meagher & Flom LLP       To be filed by amendment
                (included in Exhibit 5)

  24            Power of Attorney                                         Signature pages of this Registration
                                                                          Statement

  25            Statement of Eligibility of Trustee                       Filed herewith


Item 16. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camp Hill, State of Pennsylvania, on February 14, 2002.

                                RITE AID CORPORATION


                                By: /s/ ROBERT G. MILLER
                                 ----------------------------------------------
                                                Robert G. Miller
                                             Chairman of the Board
                                          and Chief Executive Officer

   Each person whose signature appears below hereby constitutes and appoints Elliot S. Gerson and Kevin Twomey, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                                Title                               Date
                 ---------                                -----                               ----
            /s/ ROBERT G. MILLER             Chairman of the Board and                 February 14, 2002
    --------------------------------------   Chief Executive Officer
               Robert G. Miller



            /s/ MARY F. SAMMONS              President, Chief Operating                February 14, 2002
    --------------------------------------   Officer and Director
               Mary F. Sammons



            /s/ JOHN T. STANDLEY             Chief Financial Officer and Senior        February 14, 2002
    --------------------------------------   Executive Vice President
               John T. Standley



            /s/ CHRISTOPHER HALL             Executive Vice President,                 February 14, 2002
    --------------------------------------   Finance and Accounting
               Christopher Hall



            /s/ KEVIN J. TWOMEY              Chief Accounting Officer and              February 14, 2002
    --------------------------------------   Senior Vice President
               Kevin J. Twomey

                 Signature                                Title                               Date
                 ---------                                -----                               ----
           /s/ WILLIAM J. BRATTON            Director                                  February 14, 2002
    --------------------------------------
              William J. Bratton



           /s/ ALFRED M. GLEASON             Director                                  February 14, 2002
    --------------------------------------
              Alfred M. Gleason



            /s/ LEONARD I. GREEN             Director                                  February 14, 2002
    --------------------------------------
               Leonard I. Green



           /s/ NANCY A. LIEBERMAN            Director                                  February 14, 2002
    --------------------------------------
              Nancy A. Lieberman



            /s/ STUART M. SLOAN              Director                                  February 14, 2002
    --------------------------------------
               Stuart M. Sloan



          /s/ JONATHAN D. SOKOLOFF           Director                                  February 14, 2002
    --------------------------------------
             Jonathan D. Sokoloff

                                  EXHIBIT INDEX

  Exhibit                                                                          Incorporation by
  Numbers                          Description                                       Reference to
  -------                          -----------                                       ------------
  4.1       Supplemental Indenture, dated as of February 3, 2000,       Exhibit 4.2 to Form 8-K filed on
            between Rite Aid Corporation and Harris Trust and           February 7, 2000
            Savings Bank to the Indenture, dated September 10, 1997,
            between Rite Aid Corporation and Harris Trust and
            Savings Bank

  4.2       Supplemental Indenture, dated as of February 3, 2000,       Exhibit 4.3 to Form 8-K filed on
            between Rite Aid Corporation and Harris Trust and           February 7, 2000
            Savings Bank, to the Indenture, dated September 22,
            1998, between Rite Aid Corporation and Harris Trust
            and Savings Bank

  4.3       Supplemental Indenture, dated as of February 3, 2000,       Exhibit 4.4 to Form 8-K filed on
            between Rite Aid Corporation and Harris Trust and           February 7, 2000
            Savings Bank to the Indenture, dated December 21, 1998,
            between Rite Aid Corporation and Harris Trust and
            Savings Bank

  4.4       Indenture, dated as of June 14, 2000, among Rite Aid        Exhibit 4.1 to Form 8-K filed on June
            Corporation, as Issuer, each of the Subsidiary              21, 2000
            Guarantors named therein and State Street Bank and Trust
            Company, as Trustee

  4.5       Exchange and Registration Rights Agreement, dated as of     Exhibit 4.2 to Form 8-K filed on June
            June 14, 2000, by and among Rite Aid Corporation, State     21, 2000
            Street Bank and Trust Company and the Holders of the
            10.50% Senior Secured Notes due 2002

  4.6       Registration Rights Agreement, dated as of June 14,         Exhibit 4.3 to Form 8-K filed on June
            2000, by and among Rite Aid Corporation and the Lenders     21, 2000
            listed therein

  4.7       Indenture, dated as of June 27, 2001, between Rite Aid      Exhibit 4.7 to Registration Statement
            Corporation, as issuer and State Street Bank and Trust      on Form S-1, File No. 333-64950,
            Company, as trustee, related to the Company's 12.50%        filed on July 12, 2001
            Senior Secured Notes due 2006

  4.8       Indenture, dated as of June 27, 2001 between Rite Aid       Exhibit 4.8 to Registration Statement
            Corporation, as issuer and BNY Midwest Trust                on Form S-1, File No. 333-64950, filed
            Company, as trustee, related to the Company's 11 1/4%       on July 12, 2001
            Senior Notes due 2008

  4.9       Exchange and Registration Rights Agreement, dated as of     Exhibit 4.9 to Registration Statement
            June 27, 2001, between Rite Aid Corporation and Salomon     on Form S-1, File No. 333-64950, filed
            Smith Barney Inc., Credit Suisse First Boston               on July 12, 2001
            Corporation, J.P. Morgan Securities Inc. and Fleet
            Securities, Inc., as initial purchasers, for the benefit
            of the holders of the Company's 11 1/4% Senior Notes
            due 2008

  4.10      Indenture, dated as of November 19, 2001, between Rite      Exhibit 4.2 to Quarterly Report on
            Aid Corporation and BNY Midwest Trust Company, as           Form 10-Q, filed on January 15, 2002
            trustee, related to the Company's 4.75% Convertible
            Notes due 2006

  Exhibit                                                                          Incorporation by
  Numbers                          Description                                       Reference to
  -------                          -----------                                       ------------
  4.11      Registration Rights Agreement, dated as of November 19,     Exhibit 4.3 to Quarterly Report on
            2001, between the Company and Salomon Smith Barney Inc.     Form 10-Q, filed on January 15, 2002
            and J.P. Morgan Securities Inc., as initial purchasers,
            for the benefit of the holders of the Company's 4.75%
            Convertible Notes due 2006

  4.12      Purchase Agreement dated as of November 13, 2001,           Exhibit 10.4 to Quarterly Report on
            between the Company and Salomon Smith Barney Inc. and       Form 10-Q, filed on January 15, 2002
            J.P. Morgan Securities Inc.

  5         Opinion of Skadden, Arps, Slate, Meagher & Flom LLP         To be filed by amendment

  23.1      Independent Auditors' Consent                               Filed herewith

  23.2      Independent Auditors' Consent                               Filed herewith

  23.3      Consent of Skadden, Arps, Slate, Meagher & Flom LLP         To be filed by amendment
            (included in Exhibit 5)

  24        Power of Attorney                                           Signature pages of this Registration
                                                                        Statement

  25        Statement of Eligibility of Trustee                         Filed herewith